TAKE ME TO TARZANA

A dark comedy written & directed by
MACEO GREENBERG

Synopsis

Take Me to Tarzana is a dark comedy about fighting back against the corporate chicanery, tech bro culture, and underhanded tactics of today's most successful tech companies. The story follows Miles Jones and Jane Avant as they struggle to survive in the corporate world. The deeper Miles and Jane dig into their corrupt place of employment, the more frightening their revelations become. *TMTT* explores the consequences of living in a society in which data tracking and targeted marketing have become hugely important factors for today's most successful tech companies.

Tech giants like Google, Amazon and Facebook have used data capture and analytics to reshape the way business is done online, and the data footprint left by its users has forced the question of what privacy means in the modern world. Ultimately, this is a story about Millennials such as Miles and Jane living in the current digital age, and it is meant to be a humorous discourse on the current state of privacy rights and the ethics of how our personal information is used.





DIRECTOR'S STATEMENT

Take Me to Tarzana is a story that I needed to tell. Having worked in corporate America for several years, I've experienced firsthand how The Machine is built to service those at the very top, while crushing the workers who keep it running. Stagnant wages, immense student loan debt and the ever-rising costs of living in this country have created a void into which many of the younger generation have fallen. I believe *TMTT* is a story that nearly everyone in my generation can relate to right now, and my main characters - Miles, Jane and Jameson - are intended to function as mirrors from which my peers can view themselves. Our Millennial generation has been labeled lazy, spoiled and entitled. While that may indeed be true for some, such as the character of Jameson, the reality is that many of us are working multiple jobs and still struggling to stay above water.

The timeliness of *TMTT* becomes apparent when we consider how similar its themes are to contemporary issues. Just as current online models of The Machine (Facebook most recently) failed to comprehend the negative consequences of sharing their membership data, so has Teleplex. Now, more than ever, our generation needs to feel better represented and to be given a voice to express ourselves.

That being said, this is also a story that's designed to give us a collective laugh. It's bizarre, outlandish and sexy at times, but most of all, it's meant to be entertaining. I've spent the past ten years writing, directing and producing independent content. My projects have screened at festivals around the world, and I have received numerous awards and grants for my work. *Take Me to Tarzana* will be my first feature film and a huge undertaking, but I am prepared to embark on this endeavor with passion and excitement. I have helmed large, challenging productions in the past, and I will work unrelentingly to bring this film to fruition.



- Maceo Greenberg
Writer/Director



Logline

Miles, a struggling recent college grad, gets wrapped up in the nefarious dealings of an evil tech corporation. In the course of challenging his corrupt boss and company, Miles sets off a hilarious chain of events and finds love and friendship in the most unexpected places.

Tone/Genre

Inspired by classics like *Office Space*, *The Big Lebowski* and *Garden State*, *Take Me to Tarzana* is a zany comedy with a subtle social commentary. There's also a dark comedic edginess that's essential to *TMTT*'s charm. Timing is everything in comedy, and the goal is to capture an organic feel as the characters traverse the story's landscape.

Ultimately, this is a character-driven comedy that's packed full of fun, hilarity and excitement, and it's a film that fans of *Swingers*, *Napoleon Dynamite* and *Pineapple Express* will surely love.



MAIN CHARACTERS

Miles Jones

Recent college grad Miles is saddled with outrageous student loan debt, and works for a tech-tracking company called Teleplex. Every day is a soul-crushing grind. When Miles accidentally discovers that Teleplex is secretly spying and collecting data on him, his co-workers and the wider world, he enlists his friend, work associate and romantic interest, Jane Avant, to help tackle the evil corporation.







Jane Avant

Jane is a hard-working, business oriented millennial who graduated from UCLA and picked up an MBA at Wharton; she's an overachiever who's had to put up with sexism and mistreatment in the workplace, but she's committed to forging her own path and taking a stand for what's right. Jane's intelligence and strong moral compass make her a fierce character, and she's a strong counterpart to Miles.

*These actors are not attached to these roles. Images were pulled for effect only.

SUPPORTING CHARACTERS

Jameson Doheny

Jameson is a trust-fund-baby hipster with a manbun who, aside from the novel he claims he wants to write about the original breakdancing b-boys of New York, hasn't worked a day in his life. He's Miles' neighbor and occasional friend, and since he's not one to miss out on excitement, he too joins in on the covert mission to take down Teleplex.









Vanessa

Vanessa is a quirky bartender at Chuck E. Cheese who finds Jameson annoyingly cute and fun. The two hit it off over some playful banter, and they celebrate by drinking, dancing and finally returning to Jameson's place for some intimate time of their own. In contrast to Jameson's privileged existence, Vanessa has worked hard her entire life, and she challenges Jameson to grow up and quit being such a manchild.

*These actors are not attached to these roles. Images were pulled for effect only.

ANTAGONISTS

Liev Giorgio

After Miles and Jane are captured by Morgan and his thugs, they are taken to a Tarzana mansion, replete with Tarzan memorabilia and a waterfall in the foyer, to meet Liev Giorgio, a tech guru and the true architect of the evil Teleplex empire. Liev is an out-of-control genius who is obsessed with Tarzan mythology and gets high on his proprietary designer drug, "Jungle Fruit." Following at the heels of Liev is Tutu, his trouble-making pet monkey.









Morgan Schmeltz

Miles and Jane work under Morgan Schmeltz. Schmeltz is the type of manager who loves to denigrate and brutalize all beneath him while simultaneously brown-nosing those who work above him. In addition to collecting and selling questionable data on people, Schmeltz also illegally spies on his employees and films creepy videos of the female workers at Teleplex.

*These actors are not attached to these roles. Images were pulled for effect only.

SCREENWRITING AWARDS & ACCOLADES

    

Maceo Greenberg has received numerous awards and accolades for his screenwriting, and *Take Me to Tarzana* currently holds a 455 Coverfly score, placing it on the prestigious *Red List for comedy features.

Official Selection, Filmmatic Screenplay Competition - top 10 out of 1100 submissions

Semifinalist, Los Angeles International Screenplay Awards - top 50 out of more than 2300 submissions.

Semifinalist, Barnstorm Fest - top 15

Quarterfinalist, WeScreenplay Feature Contest

Quarterfinalist, ScreenCraft Screenplay Contest

Quarterfinalist, StoryPros International Screenplay Contest

Placed in the top 20% of the Academy's Nicholl Fellowship in Screenwriting.

 

*The Red List is generated by Coverfly, the industry's largest database of screenplay contest entries and script coverage evaluations, and it includes screenplays with the highest overall Coverfly Scores.

Similar Films + Budget Levels


cocktails first. questions later.
swingers
get a nightlife.

SWINGERS

Budget: $200,000
Revenue: $4.6 million

Celebrated cult classic -- launched careers of Jon Favreau, Vince Vaughn and director Doug Liman.


THE ONE I LOVE
MARK DUPLASS ELISABETH MOSS

THE ONE I LOVE

Budget: $150,000
Revenue: $2.8 million

Premiered at the Sundance Film Festival


IN A WORLD..
SPEAK UP AND LET YOUR VOICE BE HEARD
WINNER

IN A WORLD...

Budget: Less than $1 million
Revenue: $3.3 million

Winner Sundance Film Festival Best Screenplay


HE'S OUT TO PROVE HE'S GOT NOTHING TO PROVE.
Napoleon Dynamite

NAPOLEON DYNAMITE

Budget: $400,000
Revenue: $44.5 million

Nominee, Sundance Film Festival Grand Jury Prize

Style, Location & Character Reference

Office Space ~ The Big Lebowski ~ Garden State ~ Rushmore ~ Clerks ~ Napoleon Dynamite ~ Swingers ~ Get Him to the Greek ~ Pineapple Express ~ Neighbors ~ Harold and Kumar Go to White Castle


ZACH BRAFF
NATALIE PORTMAN
GARDEN STATE


Just because they serve you doesn't mean they like you.
CLERKS
A very funny look at the over-the-counter culture.


SILVER LININGS
PLAYBOOK


SCHWARTZMAN WILLIAMS MURRAY
RUSHMORE
LOVE. EXPULSION. REVOLUTION.


HAROLD & KUMAR
GO TO
White Castle


THE
BIG LEBOWSKI



Narrative Themes:

- Dark Comedy
- Strong Female Lead
- Quirky Comedy
- Stoner Film
- Topical
- Coming of Age Film

- Personal Discovery
- Romcom
- Quarter-Life Crisis
- Comedy of Errors
- Corporate Chicanery
- Underdog Tale









TALENT ATTACHED



Samantha Robinson - Star

Samantha Robinson was born in New York City to Panamanian and English parents. At age three she moved to London and began studying at LAMDA; she then attended the all girl's school Queen's Gate in South Kensington. At fourteen her family relocated to Miami, where she attended the prestigious performing arts school New World School of the Arts. There she performed several lead roles in the most prominent art-houses in Miami, before attending the University of California at Los Angeles with a concentration in acting. Upon graduating from UCLA, she landed a leading role in the Lifetime movie Sugar Daddies starring Peter Strauss, a supporting role in the cult horror film Cam and a starring role in the feature film The Love Witch. In addition to starring as Jane Avant in Take Me to Tarzana, Samantha has a leading role as Abigail Folger in Quentin Tarantino's upcoming film, Once Upon a Time in Hollywood.

Samantha will be playing Jane Avant in the film.

See more of Samantha's work here: https://www.imdb.com/name/nm6231136/

TALENT ATTACHED & IN TALKS

Jonathan Bennett - Star



Jonathan David Bennett was born in Rossford, Ohio, to RuthAnne (Mason) and Dr. David Paul Bennett. He has appeared in a slew of teen comedies, side-by-side with some of the biggest and brightest stars of their time, including *Cheaper by the Dozen 2* (with Steve Martin), *Lovewrecked* (with Amanda Bynes) and the iconic role of Aaron Samuels in *Mean Girls*. He also stepped into and took over the iconic role replacing Ryan Reynolds as Van Wilder in "Van Wilder: Freshman Year."

Jonathan is cast to play the part of Jameson Doheny.

See more of Jonathan's work here: https://www.imdb.com/name/nm1057932

Matt Dallas - Star



Matthew Joseph "Matt" Dallas born October 21, 1982 is an American actor, best known for playing the title character on the ABC Family series Kyle XY. Dallas was born in Phoenix, Arizona, and attended Arizona School for the Arts. He has two younger brothers and one younger sister. He became interested in acting at the age of 12, when his grandmother took him to a production of the play The Ugly Duckling.

Matt is in talks to play the part of Miles Jones.

See more of Matt's work here: https://www.imdb.com/name/nm1678720/

THE TEAM

Maceo Greenberg - Writer/Director

Maceo Greenberg grew up amid the oak trees of California's Central Coast. He has received numerous awards and grants for his previous films, including the Panavision New Filmmaker Award, Kodak Grant, Avant-Garde Filmmaker's Grant and the Central Coast Filmmaker Award. Greenberg's films have screened at festivals around the world, and he has worked with such clients as Disney, Marvel, Facebook, HGTV, Samsung, the State of California, The Boys & Girls Clubs of America, the Special Olympics and many more. He was recently honored by The Boys & Girls Clubs of America for a documentary about at-risk youth, and his VR film, The Game, screened at the Sundance Film Festival and was selected by YouTube as a "Best of VR" show.



Additional Awards & Accolades: Winner, Festival Award for Best Comedy/Dramedy (Hollywood Boulevard Film Festival), Winner, Bronze Award for Best Short Film (LA Shorts Awards), Winner, One-Reeler Short Film Competition (One-Reeler), Nominated, Best Film (Alternative Film Festival), Nominated, Best Short Film (Los Angeles Cinefest), Nominated, Best Romantic Comedy, Short Film (Sydney Indie Film Festival), Nominated, WideScreen Award (Widescreen Film and Music Video Festival).

See more of Maceo's work at www.pulpdigitalproductions.com



Terrance Stewart - Director of Photography

Terrance Stewart is an award-winning cinematographer passionate about visual storytelling. Originally from Des Moines, IA, he moved to Los Angeles to attend film school and graduated from Cal State Long Beach with a Bachelors in Film Production. With a passion for storytelling, love for light and an obsession with lenses, Terrance shoots narrative features and shorts, documentaries, music videos and commercials. Terrance is always excited for a unique or challenging project!

See more of Terrance's work here: http://www.terrancestewart.com/

THE TEAM



Clayton VanNortwick - Producer

A proven production executive who has served successfully as a company department head in Production, Operations, and Finance, and as a project level EIC / Line Producer.

Consistently responsible for the successful and profitable execution of multiple dynamic projects simultaneously, and specializing in company systems overhauls and setting up new show formats. Experience runs the gamut, including risk mitigation and management, documentary formats, music, reenactment, stage, 24/7 house reality, house elimination, hidden camera, actual tattoo'ing, home improvement, restaurant competition, international, and exotic (including building all infrastructure on location from scratch).



Kevin Harding - Producer

Kevin Harding is a Los Angeles based Film and Television Producer who has worked with some of the industry's top studios and networks, including NBC/Universal, Warner Bros, 20th Century Fox, Fox Searchlight, Sony, The Food Network, Atlantic Records, and A&E. After a fruitful stint producing independent feature films and music videos for artists like Miley Cyrus and Sublime with Rome, Kevin turned his focus to television projects like the Emmy Award winning hitRECord on TV, produced and starring Joseph Gordon-Levitt. Currently, Kevin is steering the ship for A&E's 2-time Emmy nominated Docu-series Wahlburgers starring Mark and Donnie Wahlberg.



Desiree Staples - Producer

Multifaceted actress, producer and writer, Desiree most recently wrote, produced and starred in the comedy series pilot, The Influencers. She also recently co-wrote and produced the short, "It's What She Would have Wanted," with an all female cast for the 2020 festival circuit. Desiree has also produced "Spin Me," and "Mia's Night Out" and was awarded the Sarah Siddons Scholarship at Northwestern University.

She was recently seen in a principal role in Clickhole's 500lb Man which has over 10 million views. Film and Television credits include Ginger, Life, Specious, Drinking Games, Ginger, Token, Life, Dumped, Monster Therapy, and more.

THE TEAM



Ricki Maslar -
Casting Director

Ricki G. Maslar is a successful casting director and producer with over thirty years experience in the entertainment industry. She has held a variety of positions as an agent, casting director, teacher and producer. As a casting director, Maslar has had the opportunity to work on studio and independent features with credits that include Twister (1996), The Tuskegee Airmen (1995), Brother to Brother (2004), The Line (2009), A Golden Christmas (2009) and Dahmer (2002), to name a few. Her actor-friendly philosophy has earned her high praise from actors and colleagues alike, yet Maslar says she is simply living and working by the "golden rule".

Ricki G. Maslar is a respected entertainment executive, dedicated mother. She is a proud member of the CSA (Casting Society of America) and of the p.g.a. (Producer's Guild of America). She looks forward to making films that change lives and make a difference in the world - if only for a moment.

THE TEAM

Edwin Rivera - Editor

Experienced with all genres of entertainment: scripted, unscripted reality, stage, documentary, and features. Edwin is known for editing On My Block, Son of Zorn, Last Man on Earth and The Mandela Effect.





Jared Meeker - Composer

Based in Los Angeles, Jared Meeker is a guitarist, composer, producer, educator, and author who has performed throughout the world. He has written books for Alfred Music and taught seminars at music schools and colleges across the U.S. Meeker has also released several original albums, produced award-winning film soundtracks, and written music for major television networks.

Andre Rivas - EFilm Colorist

Andre is a seasoned professional and colorist at the world-renowned EFILM. He's known for his work on S.W.A.T., Deadpool, The Fate of the Furious and the recent reboot of Magnum P.I.



THE TEAM



Steven Lowy - Attorney

Born in Los Angeles, California; admitted to bar, 1977, California; 1978, U.S. District Court, Central District of California. Education: University of California (B.S. Cum Laude, 1973) Southwestern University School of Law (J.D., 1976) Adjunct Professor: Donald Beiderman Entertainment Law Institute, Southwestern Law School (2008-Present).

Mr. Lowy represents a wide range of clients in the, film, television, music, multimedia, fine art and related areas. This broad spectrum includes film producers, licensing, agents and distributors, film financiers, feature and documentary film makers, writers, the estates of jazz legends, composers and music producers, as well as screenwriters, actors, personal managers, talent and literary agencies, software developers, motivational speakers, clothing designers, animation companies and fine artists.





Take Me to Tarzana will be filmed primarily in and around the San Fernando Valley.



Project Timeline

PRE-PRODUCTION (2 MONTHS)

During this period the company will hire all crew, scout and secure filming locations, secure rentals for camera and lighting packages and prepare shooting schedules, etc. At this time all talent will be cast and finalized. Press releases and media contact lists will be prepped.



We are here

PRODUCTION (18 DAYS)

The production period will be the time that the principal photography will take place. After this time all of the scenes for the film will be completed and "placed in the can"! Press releases will be sent out at the beginning of the production phase. At the end of principal photography, we will launch the online marketing campaign (to include social media).

POST-PRODUCTION (4 MONTHS)

During the post-production period, the director and editor will select the best "takes" of the various scenes and edit those takes into an assembly of the first rough cut. Once the film has gone through editing, the project moves through various departments for finalizing the show. For example, music, color correction, closed captioning, sound design, and final sound mix.

DISTRIBUTION (IN NEGOTIATION - LOI from Leomark Studios)

During distribution phase, the distributor will partner with our PR company to create a multi-platform social media campaign to drive viewership, gain sponsors and advertisers. A festival and limited (to start) theatrical run will then take place to build some buzz around the film. We will also engage with college groups and focus on key urban markets like San Francisco, Los Angeles, New York City, Austin, Chicago, Philadelphia, Seattle, Phoenix, Denver and Boston (among others). This approach will give us a complete package with enough leverage to shop the picture around to distribution networks and channels such as: Netflix, Hulu, Amazon Prime, and more. We will also seek out foreign distribution as well.

Budget Overview

Above The Line.. $83,125

- Development Costs Director & Staff
- Story & Rights Cast
- Producer Unit Travel & Living

Production Expenses............................... $128,750

- Production Staff
- Extra Talent
- Set Build
- Crew Pay
- Locations
- Camera/G&E/Production Design
- Set Operations
- Catering

Post-Production Expenses..................... $37,500

- Film Editing
- Music
- Visual Effects
- Post Production Sound
- Post Production Film & Lab

Other Expenses... $50,000

- Publicity
- Legal & Accounting
- General Expense
- Insurance

Deferments... $75,000

Bond & Contingency................................. $23,437

Total Budget: $397,815



This slide contains projections which cannot be guaranteed.

THE MARKET/RESEARCH

35% of comedies budgeted under $1 million are likely to turn a profit after all income and costs:



Estimated profitability for comedy feature films by their budget range, 2000-15
© Stephen Follows and Bruce Nash
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Estimated percentage of movies which were profitable
Below $1m
$1m - $25m
$25m - $50m
$50m - $75m
$75m - $100m
$100m - $125m
$125m - $150m
Public budget range

So what correlates with profitability? Audience reviews. We estimate that fewer than a third of comedies with an IMDb score of under 6 out of 10 reached break even. By contrast, all of the comedy feature films we studied with an IMDb score of 8 or higher earned enough to be profitable (assuming industry standard deals and fees)



Estimated profitability for comedy feature films by their IMDb rating, 2000-15
© Stephen Follows and Bruce Nash
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Estimated percentage of movies which were profitable
Below 3
3 - 4
4 - 5
5 - 6
6 - 7
7 - 8
Above 8
IMDb audeince score (out of 10)

Accordingly, a key goal for *Take Me to Tarzana*'s release strategy will be to promote positive engagement on IMDb via the social marketing campaign for the film.

Comedies also have a strong correlation between star power and success.



Cast Bankability vs Worldwide Box Office, comedy movies 2000-17
© Stephen Follows and Bruce Nash
$700
$600
$500
$400
$300
$200
$100
$0
Worldwide Box Office ($ millions)
y = 1.13x + 4.88
R² = 0.31
$0
$20
$40
$60
$80
$100
$120
$140
$160
$180
Cast Bankability ($ millions)

In simple terms, only 5% of the success of a drama is down to who's in it; the quality of the script, direction, and many other factors are critically important. For comedies, however, about 31% of a film's success is determined by its cast. That's not to say that quality isn't important (it is) but people are drawn to comedies with well-known actors more than with dramas.

Accordingly, a substantial portion of the film's lean budget will be allocated to locking in some recognizable talent.

Data provided via American Film Market.



Investment Overview

Take Me to Tarzana is leanly budgeted (dependent on talent and music licensing) to fund the costs of production and early marketing of the film, making investor recoupment and revenue on the backend very achievable, while still providing all of the production resources and acumen necessary to make a great film. Take Me to Tarzana, LLC will create an independent feature length film with the working title "Take Me to Tarzana". A California limited liability company (the "Company") will be formed under the name "Take Me to Tarzana, LLC", to own, implement and manage all production and distribution activities for the series. The Company will serve as the Managing Member of such company and will own and retain 50% of the membership equity interests.

The Company is seeking to raise $250,000 **total**. Investors in this enterprise will receive a percentage of the limited liability company's equity membership interests based upon investor's pro-rata share of a total of cash capital investment of $250,000.00. After payment of deferments, distribution fees and the recoupment from 100% of first project revenues of 110% (Preferred Return) of their principal capital contribution, they will also receive a pro rata pari passu percentage of 50% of the net profits generated by the picture from all sources.

Investment Details



The motion picture industry is highly competitive, with much of a film's success depending on the skill of its distribution strategy. As an independent producer, the Company aims to negotiate with major distributors for release of the film. The production team is committed to making the film an attractive product in theatrical and other markets.

After any outstanding debts and deferments owed by the LLC have been paid, including deliverable costs required by distributors and exhibition expenses, if any, Take Me to Tarzana, LLC, will pay any income derived from the sales or licensing of *Take Me to Tarzana* in the following disbursement order:

(a) solely, 100% to the investors until they have received aggregate distributions equal to their aggregate capital contribution.

(b) second, 100% to the investors until they have received aggregate distributions equal to the 10% Preferred Return.

(c) third, the LLC investors will be paid 50% of every dollar, and the other 50% will be paid pari passu to the managing company.

Additional Investor Details:
- All investors will receive regular updates on the progress of the film.
- "Executive Producer" credits may be available for minimum investment of $60,000.
- Get a finished copy of the film on DVD.
- Walk-On Role - You will have the chance to have a non-speaking, walk-on role in the film.

Distribution Scenarios



Here are three scenarios that demonstrate what might happen to the film upon its completion. It is by no means a predictor of what will happen, but is used simply to illustrate how the likely revenue streams work.

A positive scenario (based on $250,000 investor pool via $5,000 unit blocks) would go something like this:

The film plays at several significant international film festivals

- A small distributor releases it theatrically for no advance
- The film gets largely good reviews
- The distributor sells the film for the following:
  - US theatrical distribution generates $500,000 in gross box office
  - Foreign theatrical distribution generates $350,000 in gross box office
  - VOD/DVD generates another $400,000 in sales
  - Cable/domestic TV deal for $350,000
  - Foreign sales of $300,000
  - Digital streaming sales of $500,000
  - Total of $2 million in gross sales
- Take Me to Tarzana, LLC gets 50% of $2.4 million = $1.2 million
- Disbursements:
  - $80,000 in debt/deferments paid off
  - Investor's principal ($5,000 unit blocks) paid off + 10% preferred return = roughly $275,000 payout
  - $820,000 split 50/50 between company and investors
  - Total profit to investor pool is $410,000

A break-even scenario (based on $250,000 investor pool via $5,000 unit blocks) would go something like this:

The film plays at a few significant international film festivals

- The film gets some good reviews
- With the aid of a tiny distributor, the film signs an exclusive deal with Netflix for $375,000
- Disbursements:
  - $80,000 in debt/deferments paid off
  - $40,000 paid to distributor/aggregator
  - $250,000 paid back to investor pool
  - Total profit to the investor pool and company are zero dollars; however, all initial investment is returned.

Distribution Scenarios



A best case distribution scenario (based on $250,000 investor pool via $5,000 unit blocks) would go something like this:

The film plays at the best major international film festivals – premieres at Sundance, then Cannes
- It is acquired for worldwide rights by an indie-film division of a Hollywood distributor
- Take Me to Tarzana, LLC gets a $5 million advance
- The film gets critical acclaim and awards
- The distributor sells the film for the following:
  - US theatrical distribution generates over $20 million in gross box office
  - VOD/DVD generates another $10 million in sales
  - Cable/domestic TV deal for $2 million
  - Foreign sales of $10 million
  - Digital streaming sales of $4 million
  - Total of $46 million in gross sales, surpassing Napoleon Dynamite as a hit indie comedy
- Take Me to Tarzana, LLC gets 15% of $46 million = $6.9 million
- Take Me to Tarzana, LLC total earnings: $5 million + $6.9 million = $11.9 million
- Disbursements:
  - $80,000 in debt/deferments paid off
  - Investor's principal ($5,000 unit blocks) paid off + 10% preferred return = roughly $275,000 payout
  - $11.9 million minus $275,000 for initial investment payoff
  - $11.6 million split 50/50 between company and investors
  - Total profit to investor pool is $5.8 million
  - Individual profit = $232,000 per $5,000 unit in the LLC (or 4540% ROI)
  - Investors responsible for capital gains taxes and hangover at Oscar® party

Risk Factors

Investment in the film industry is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends on the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

The Company itself is in the organizational stage and is subject to all the risks incident to the creation and development of a new business. In order to prosper, the success of the Company's film will depend partly upon the ability of management to produce a film of exceptional quality at a lower cost that can compete in appeal with high-budgeted films of the same genre. In order to minimize this risk, management plans to participate as much as possible throughout the process and will aim to mitigate financial risks where possible. Fulfilling this goal depends on the timing of investor financing, the ability to obtain distribution contacts with satisfactory terms, and the continued participation of the current management.



Tax-Deductible Donations

How many of you have happily contributed to symphonies, operas, community theaters or even your local NPR station? You get tickets, a tote bag and the pride of calling yourself a modern-day Medici – a patron of the arts! Film is no different. It is a unique art form that combines almost every other artistic medium: Writing, acting, photography, set design, and music. The only difference is that film actors are more famous and surgically better looking than your average local opera star.

And if you'd rather contribute to the film as a tax-deductible charitable contribution, that's possible, too. The company has entered into a fiscal sponsorship agreement with the Los Angeles-based non-profit (501C3) film organization The Film Collaborative. You'll be able to donate money directly to The Film Collaborative and they will pass that money on to Take Me to Tarzana LLC, to be used for the production budget of the film. The Film Collaborative will take a 5% administrative fee out of your contribution. Otherwise, all money will go straight to making the film. The only downside for you is if the film ever does turn a profit, you won't be part of that investment pool.

Please make your tax-deductible donation here:

http://www.thefilmcollaborative.org/fiscalsponsorship/projects/takemetotarzana






TAKE ME TO
TARZANA

CONTACT

Thank you for your time and consideration, and please do not hesitate to ask additional questions in the Q&A section of our our Wefunder page!

Sincerely,
Maceo Greenberg
Writer/Director